     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999
                                             1933 ACT REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT M
                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code
                                 (219) 455-2000

             Jack D. Hunter, Esquire                              COPY TO:
   The Lincoln National Life Insurance Company              Jeremy Sachs, Esquire
              200 East Berry Street                  The Lincoln National Life Insurance
                  P.O. Box 1110                                    Company
            Fort Wayne, Indiana 46802                         350 Church Street
     (NAME AND ADDRESS OF AGENT FOR SERVICE)               Hartford, CT 06103-1106

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                 As soon as practicable after effective date of
              Registration Statement, and continuously thereafter.

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE
1300 SOUTH CLINTON STREET                          PERSONAL SERVICE CENTER MVLI
P.O. BOX 1110                                      350 CHURCH STREET
FORT WAYNE, INDIANA 46802                          HARTFORD, CT 06103-1106
(800) 942-5500                                     (800) 444-2363

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This Prospectus describes a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our").

    The Policy features:

                - flexible premium payments;
                - a choice of one of two death benefit options;
                - a choice of underlying investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

    The mutual funds ("Funds") available through our Flexible Premium Variable Life Account M ("Separate Account") are:

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Growth Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund

BARON CAPITAL FUNDS TRUST
Baron Capital Asset Fund -- Insurance Shares

BT INSURANCE FUNDS TRUST
EAFE-Registered Trademark- Equity Index Fund
Equity 500 Index Fund
Small Cap Index Fund

DELAWARE GROUP PREMIUM FUND, INC.
Delchester Series
Devon Series
Emerging Markets Series
REIT Series
Small Cap Value Series
Trend Series

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Contrafund Portfolio -- Service Class
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Growth Opportunities Portfolio -- Service Class

JANUS ASPEN SERIES
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Worldwide Growth Portfolio

LINCOLN NATIONAL (LN)
LN Bond Fund, Inc.
LN Capital Appreciation Fund, Inc.
LN Equity-Income Fund, Inc.
LN Global Asset Allocation Fund, Inc.
LN Money Market Fund, Inc.
LN Social Awareness Fund, Inc.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
AMT Mid-Cap Growth Portfolio
AMT Partners Portfolio

TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton International Fund -- Class 2
Templeton Stock Fund -- Class 2

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE ITS OFFER AND SALE ARE LAWFUL.

                      PROSPECTUS DATED:             , 1999

                               TABLE OF CONTENTS

CONTENTS                                           PAGE
-----------------------------------------------  ---------
HIGHLIGHTS.....................................          3
  Initial Choices To Be Made...................          3
  Level or Varying Death Benefit...............          3
  Amount of Premium Payments...................          4
  Selection of Funding Vehicles................          4
  No Lapse Provision...........................          5
  Charges and Fees.............................          5
  Fund Expenses................................          5
  Changes in Specified Amount..................          8
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT...............................          8
BUYING VARIABLE LIFE INSURANCE.................          9
  Replacements.................................         10
APPLICATION....................................         10
OWNERSHIP......................................         11
BENEFICIARY....................................         11
THE POLICY.....................................         12
  Policy Specifications........................         12
PREMIUM FEATURES...............................         12
  Planned Premiums Additional Premiums.........         12
  Limits on Right to Make Payments of
   Additional and Planned Premiums.............         13
  Premium Load; Net Premium Payment............         13
RIGHT-TO-EXAMINE PERIOD........................         13
TRANSFERS AND ALLOCATION AMONG ACCOUNTS........         13
  Allocation of Net Premium Payments...........         13
  Transfers....................................         13
  Optional Sub-Account Allocation Programs.....         14
    Dollar Cost Averaging......................         14
    Automatic Rebalancing......................         15
POLICY VALUES..................................         15
  Accumulation Value...........................         15
  Separate Account Value.......................         15
    Variable Accumulation Unit Value...........         16
    Variable Accumulation Units................         16
  Fixed Account and Loan Account Value.........         16
  Net Accumulation Value.......................         16
FUNDS..........................................         17
  Substitution of Securities...................         21
  Voting Rights................................         21
  Fund Participation Agreements................         22
CHARGES AND FEES...............................         22
  Deductions Made Monthly......................         22
    Administrative Expenses....................         22
    Cost of Insurance Charge...................         23
  Mortality and Expense Risk Charge............         23
  Surrender Charges............................         23
  Reduction of Charges -- Purchases on a Case
   Basis; Exchanges............................         24
  Transaction Fee for Excess Transfers.........         24
DEATH BENEFITS.................................         25
  Death Benefit Options........................         25
  Changes in Death Benefit Options and
   Specified Amount............................         25

CONTENTS                                           PAGE
-----------------------------------------------  ---------
  Federal Income Tax Definition of Life
   Insurance...................................         26
NOTICE OF DEATH OF INSURED.....................         26
PAYMENT OF DEATH BENEFIT PROCEEDS..............         26
  Settlement Options...........................         27
POLICY LIQUIDITY...............................         27
  Policy Loans.................................         27
  Partial Surrender............................         28
  Surrender of the Policy......................         29
  Surrender Value..............................         29
  Deferral of Payment and Transfers............         29
ASSIGNMENT; CHANGE OF OWNERSHIP................         29
LAPSE AND REINSTATEMENT........................         29
  Lapse of a Policy............................         29
  No Lapse Provision...........................         30
  Reinstatement of a Lapsed Policy.............         30
COMMUNICATIONS WITH LINCOLN LIFE...............         31
  Proper Written Form..........................         31
  Telephone Transaction Privileges.............         31
OTHER POLICY PROVISIONS........................         31
  Issuance.....................................         31
  Date of Coverage.............................         31
  Incontestability.............................         31
  Misstatement of Age or Gender................         31
  Suicide......................................         32
  Nonparticipating Policies....................         32
  Riders.......................................         32
TAX ISSUES.....................................         32
  Tax Treatment of Death Benefit...............         32
  Federal Income Tax Considerations............         32
  Taxation of Lincoln Life.....................         33
  Other Considerations.........................         33
FAIR VALUE OF THE POLICY.......................         34
DIRECTORS AND OFFICERS OF LINCOLN LIFE.........         34
DISTRIBUTION OF POLICIES.......................         36
CHANGES OF INVESTMENT POLICY...................         36
OTHER CONTRACTS ISSUED BY LINCOLN LIFE.........         36
STATE REGULATION...............................         36
REPORTS TO OWNERS..............................         37
ADVERTISING....................................         37
PREPARING FOR YEAR 2000........................         37
LEGAL PROCEEDINGS..............................         38
EXPERTS........................................         39
REGISTRATION STATEMENT.........................         39
APPENDIX 1: MONTHLY CHARGE.....................         40
APPENDIX 2: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES...............................         41
APPENDIX 3: ILLUSTRATION OF SURRENDER
 CHARGES.......................................         42
APPENDIX 4: CORRIDOR PERCENTAGES...............         44
APPENDIX 5: ILLUSTRATION OF ACCUMULATION
 VALUES, SURRENDER VALUES AND DEATH BENEFIT
 PROCEEDS......................................         45

HIGHLIGHTS

                    This section is an overview of key Policy features. (Regulations in your state may vary the provisions of your own Policy.) Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have four important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.
                    4) whether to elect the No Lapse Provision.

                    LEVEL OR VARYING DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or
                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount", which is the amount of the death benefit in effect for the Policy when the Insured died, less any indebtedness and partial surrenders (The Specified Amount may be found on the Policy's Specification Page); or
                    2) the "Corridor Death Benefit", which is the death benefit calculated as a percentage of the Accumulation Value.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the Net Accumulation Value, less any loan interest accrued, but not yet charged, when the Insured died; or
                    2) the Corridor Death Benefit.

                    (The "Net Accumulation Value" is the total of the balances in the Fixed Account and the Separate Account. It does not include any outstanding Loan Account amounts).

                    See page 25.

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Death Benefit will be reduced by the Loan Account balance, by any loan interest accrued, but not yet charged, and any surrendered amount.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 13.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 22) increase as the Insured gets older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. The Policy will not lapse if, on each Monthly Anniversary while the No Lapse Provision is in effect, the Owner has met the No Lapse Premium Requirement. See page 30.

                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 13.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Fund(s) in which you want to place each Net Premium Payment. The Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 17.

                    You may also use our Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of our General Account;
                     - do not share the investment experience of the Separate
                       Account; and

                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at our discretion. For additional information on the Fixed Account, see page 9.

                    NO LAPSE PROVISION

                    If elected on the application, this policy contains a ten-year "No Lapse Provision". This means that the Policy will not lapse during its first ten years regardless of the gains or losses of the Funds you select as long as you pay the specified No Lapse Premium. Therefore, the Initial Death Benefit under your Policy will be guaranteed for ten years even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions. Loans or Partial Surrenders may jeopardize the No Lapse Provision. See page
                    30. Availability of the No Lapse Provision may vary in some states.

                    CHARGES AND FEES

                    We deduct a premium charge of 5% from each Premium Payment. We make Monthly Deductions for administrative expenses ($10 per month and, during the first two Policy Years, a monthly charge per $1,000 of Specified Amount. See page 22 and Appendix 1. This monthly charge also applies, for 24 months, to any increase in Specified Amount) along with the Cost of Insurance and any riders that are placed on your Policy. We make daily charges against the Separate Account for mortality and expense risk. This charge is guaranteed at an annual rate of 0.90% for Policy Years 1-19 and 0.20% for Policy Years 20 and beyond.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you may make 12 transfers between funding options without charge. Beyond 12, a $25 fee may apply.

                    You may borrow within described limits against the Policy. You may surrender the Policy totally or withdraw part of its value.

                    The Surrender Charge is the amount retained by us if you totally surrender your Policy within the first 15 Policy Years. We charge you $25, but not more than 2% of the amount withdrawn, each time you request a partial surrender of your Policy. See page 23.

                    If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 8%. Lincoln Life will credit interest of 7% per year on the Loan Account Value. See page 28.

                    Charges and fees may be reduced in some circumstances. See page 24.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                                                                           TOTAL ANNUAL
                                                                               FUND
                                                                             OPERATING                    TOTAL FUND
                                                                             EXPENSES                      OPERATING
                                                                              WITHOUT     TOTAL WAIVERS  EXPENSES WITH
                                  MANAGEMENT        12b-1        OTHER      WAIVERS OR         AND        WAIVERS OR
             FUND                    FEES           FEES       EXPENSES     REDUCTIONS     REDUCTIONS     REDUCTIONS
------------------------------  ---------------     -----     -----------  -------------  -------------  -------------
AIM V.I. Growth Fund..........          0.64%            --         0.08%         0.72%            --           0.72%
AIM V.I. International Equity
  Fund........................          0.75%            --         0.16%         0.91%            --           0.91%
AIM V.I. Value Fund...........          0.61%            --         0.05%         0.66%            --           0.66%
Baron Capital Asset
  Fund--Insurance Shares
  (1).........................          1.00%          0.25%        6.37%         7.62%         (6.17%)         1.45%
BT EAFE Index Fund (2)........          0.45%            --         1.21%         1.66%         (1.01%)         0.65%
BT Equity 500 Index Fund
  (2).........................          0.20%            --         0.99%         1.19%         (0.89%)         0.30%
BT Small Cap Index Fund (2)...          0.35%            --         1.23%         1.58%         (1.13%)         0.45%
Delaware Group Delchester
  Series (3)..................          0.65%            --         0.10%         0.75%            --           0.75%
Delaware Group Devon Series
  (3).........................          0.65%            --         0.06%         0.71%            --           0.71%
Delaware Group Emerging
  Markets Series (4)..........          1.25%            --         0.42%         1.67%         (0.17%)         1.50%
Delaware Group REIT Series
  (5).........................          0.75%            --         0.27%         1.02%         (0.17%)         0.85%
Delaware Group Small Cap Value
  Series (6)..................          0.75%            --         0.10%         0.85%            --           0.85%
Delaware Group Trend Series
  (6).........................          0.75%                       0.10%         0.85%         (0.04%)         0.81%
Fidelity VIPII Contrafund
  Portfolio -- Service Class
  (7).........................          0.59%          0.10%        0.11%         0.80%            --           0.80%
Fidelity VIPIII Growth
  Opportunities Portfolio --
  Service Class (7)...........          0.59%          0.10%        0.11%         0.80%            --           0.80%
Janus Aspen Series Balanced
  Portfolio (8)...............          0.72%            --         0.02%         0.74%            --           0.74%
Janus Aspen Series Worldwide
  Growth Portfolio (8)........          0.67%            --         0.07%         0.74%         (0.02%)         0.72%
LN Bond Fund..................          0.44%            --         0.13%         0.57%            --           0.57%
LN Capital Appreciation
  Fund........................          0.76%            --         0.07%         0.83%            --           0.83%
LN Equity-Income Fund.........          0.72%            --         0.07%         0.79%                         0.79%
LN Global Asset Allocation
  Fund........................          0.72%            --         0.19%         0.91%            --           0.91%
LN Money Market Fund..........          0.48%            --         0.11%         0.59%            --           0.59%
LN Social Awareness Fund......          0.34%            --         0.04%         0.38%            --           0.38%
MFS Emerging Growth Series
  (9).........................          0.75%            --         0.10%         0.85%            --           0.85%
MFS Total Return Series (9)...          0.75%            --         0.16%         0.91%            --           0.91%
MFS Utilities Series (9)......          0.75%            --         0.26%         1.01%            --           1.01%
AMT Mid-Cap Growth Portfolio
  (10)(11)....................          0.85%            --         0.58%         1.43%         (0.43%)         1.00%
AMT Partners Portfolio
  (10)(11)....................          0.78%            --         0.06%         0.84%            --           0.84%
Templeton International Fund
  -- Class 2 (12).............          0.69%          0.25%        0.17%         1.11%            --           1.11%
Templeton Stock Fund -- Class
  2 (12)......................          0.70%          0.25%        0.19%         1.14%            --           1.14%

                     ---------------------------------------------------
                     (1) The Adviser is contractually obligated to reduce its
                         fee to the extent required to limit Baron Capital Asset Fund's total operating expenses to 1.5% for the first $250 million of assets in the Fund, 1.35% for Fund assets over $250 million, and 1.25% for Fund assets over $500 million. Without the expense limitations, total operating expenses for the Fund for the period October 1, 1998 through December 31, 1998 would have been 7.62%

                     (2) Under the Advisory Agreement with Bankers Trust Company
                         (the "Advisor"), the Funds will pay an advisory fee at an annual percentage rate of 0.45%, 0.20% and 0.35% of the average daily net assets of the Funds for the EAFE Equity Index Fund, Equity 500 Index Fund and Small Cap Index Fund, respectively. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fees and to reimburse the Funds for certain expenses so that the Funds' total operating expenses will not exceed 0.65%, 0.30% and 0.45% of average daily net assets for the EAFE Equity Index Fund, Equity 500 Index Fund and Small Cap Index Fund, respectively.

                     (3) The investment advisor for the Devon Series and
                         Delchester Series is Delaware Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 0.80% for the Devon Series and 0.80% for the Delchester Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows:
                         0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million; all per year.

                     (4) The investment advisor for the Emerging Markets Series is Delaware International Advisors, Limited ("DIAL"). Effective May 1, 1999 through October 31, 1999, DIAL has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Market Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million; all per year.

                     (5) The investment advisor for the REIT Series is Delaware
                         Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85% for the REIT Series. There is no change to the current management fee structure.

                     (6) The investment advisor for the Trend Series and Small
                         Cap Value Series is Delaware Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fee and reimburse each Series for expenses to the extent that total expenses will not exceed 0.85% for the Trend Series and 0.85% for the Small Cap Value Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows:
                         0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

                     (7) A portion of the brokerage commissions that certain
                         funds pay was used to reduce funds expenses. In addition, certain funds, or Fidelity Management & Research on behalf of certain funds, have entered into arrangements with their custodian whereby realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.75% for the VIP II Contrafund Portfolio and 0.79% for the VIP III Growth Opportunities Portfolio.

                     (8) All expenses are stated both with and without
                         contractual waivers and fee reductions by Janus Capital. Fee reductions for the Worldwide Growth and Balanced Portfolios reduce the Management Fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the Management Fee and then against Other Expenses. Janus Capital has agreed to continue the waivers and fee reductions until at least the annual renewal of the advisory agreement.

                     (9) Each series has an expense offset arrangement which
                         reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

                     (10) Neuberger Berman Advisers Management Trust is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Investment Management and Administration Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series.

                     (11) NBMI has undertaken to reimburse certain operating
                          expenses, including the compensation of NBMI (except with respect to Partners Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Mid-Cap Growth and Partners Portfolios' average daily net asset value. These expense reimbursement agreements are subject to termination upon 60 days written notice with respect to the Mid-Cap Growth and Partners Portfolios, and there can be no assurance that these policies will be continued thereafter.

                     (12) Class 2 of the Fund has a distribution plan or "Rule
                          12b-1 plan" which is described in the Fund's prospectus.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount you choose is the initial Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Such changes will affect other aspects of your Policy. See page 25.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    Lincoln Life, an Indiana life insurance company incorporated in 1905, is among the nation's largest writers of annuities, individual life insurance and life reinsurance. Wholly-owned by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed in all states (except New York), the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands. Its principal office is at 1300 South Clinton Street, Fort Wayne, IN 46802. Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

                    Lincoln Life Flexible Premium Variable Life Account M ("Account M") is a "separate account" of the company established on December 2, 1997. Under Indiana law, the assets of Account M attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account M income, gains, and losses are credited to or charged against Account M without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day, (any day on which the New York Stock Exchange is open and trading is unrestricted) Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve are on pages 17-21. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds. There can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-aversive or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, while in effect, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. Any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see page 32), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see page 25). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 5) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, an applicant should consider a number of matters. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. You should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete our application form.

                    A completed application identifies and provides sufficient information about the prospective insured to permit us to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. We may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as "Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select and change the Beneficiary, except as state law may restrict, and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to us.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant to receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Benefit under the Policy, unless subsequently changed. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to us.

                    Except when we have acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, or when state law restricts, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be submitted to us in a written form satisfactory to us. When we have recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice us as to any payment made or action taken by us before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to us. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy, assuming the initial premium has been paid. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, we will deliver a life insurance contract ("Policy") to you. Please promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on our books and records. Mere possession of the Policy does not imply ownership rights. If you lose the Policy, we will issue a replacement on request and may charge a fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium, if elected.

PREMIUM FEATURES

                    You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision, if elected. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon attaining Age 100, and the Policy has not lapsed or been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments or transfer amounts to the Sub-Accounts, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premiums (as shown in the Policy Specifications) the Applicant chooses to pay on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. We credit Additional Premiums when we receive them. Premium Payments may be billed annually, semiannually, or quarterly. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    You may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and our right to limit the amount or frequency of Additional Premiums.

                    We may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If we are unwilling to accept the risk, we will refund the increase in premium without interest and without participation of such amounts in any underlying investment.

                    We may also decline, and would return, any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a "premium load" of 5% from each Premium Payment, for certain Policy-related state tax and federal income tax liabilities and a portion of our sales expenses. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    If you mail or deliver the Policy for cancellation to the Administrative Office on or before 10 days (20 to 30 days in some states) after delivery of the Policy (longer for Policies issued in replacement of other insurance), (the "Right-to-Examine Period"), we will refund to you all Premium Payments.

                    Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account, and will be allocated to the Sub-Accounts designated by the Owner at the end of the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments within seven days, although refund of a Premium Payment made by check may be delayed until the check clears.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. You may change it at any time. The amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. We may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    You may make transfers among the Sub-Account and to the Fixed Account as set forth below, until the Insured reaches Age 100. Carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Within 30 days after each anniversary of the Date of Issue, you may transfer up to 20% of the Fixed Account Value (as of that anniversary date) to one or more Sub-Accounts.

                    The cumulative amount of transfers from the Fixed Account within any such 30 day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in the Fixed Account or in a Sub-Account after a transfer must be at least $100. We may impose a minimum transfer amount and a charge for each transfer request in excess of 12 requests in any Policy Year, and may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless you have given us written authorization to accept telephone transactions. Telephone transaction authorization and procedures are described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $100 may result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may participate either in Dollar Cost Averaging or Automatic Rebalancing programs, currently without charge, but not in both at once.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    In Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives your request in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. We may waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    You may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days after our Administrative Office receives your request in proper written form or by telephone, if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment, after deduction of 5.0% for the premium load, is the Net Premium Payment. It is the Net Premium Payment that is available for allocation to the Fixed Account or Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The Valuation Period is the time between Valuation Days, and a Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by: (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The Separate Account Value is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit Value for each Sub-Account was initially established at $10.00. It may increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    The "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
                       1. The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       2. The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and
                       3. The result of (1) minus (2) is divided by the number
                          of Variable Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account Value is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to our general account through payment of premiums, through transfers from the Separate Account or loans and interest charged. We guarantee the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

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
FUNDS

                    Each of the Sub-Accounts of the Separate Acount is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds is a series of one of sixteen Massachusetts or Delaware business trusts or Maryland corporations, collectively referred to below as the "Trusts." Each such trust or corporation is registered as an open-end management investment company under the 1940 Act. All of the Funds except for the Delaware Group REIT Series and the Delaware Group Emerging Market Series are diversified under the 1940 Act.

                    Listed below are the Trusts, their investment advisers and distributors, and the Funds within each that are available under the Policies:

                    AIM VARIABLE INSURANCE FUNDS, INC., managed by A I M Advisors, Inc., and distributed by A I M Distributors Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173

                        AIM V.I. Growth Fund
                        AIM V.I. International Equity Fund
                        AIM V.I. Value Fund

                    BARON CAPITAL FUNDS TRUST, managed by BAMCO, Inc. and distributed by Baron Capital Inc. 767 Fifth Avenue, New York, NY 10153

                        Baron Capital Asset Fund -- Insurance Shares

                    BT INSURANCE FUNDS TRUST, managed by Bankers Trust Company, 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006 and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581

                        EAFE-Registered Trademark- Equity Index Fund
                        Equity 500 Index Fund
                        Small Cap Index Fund

                    DELAWARE GROUP PREMIUM FUND, INC., managed by Delaware Management Company, Inc., One Commerce Square, Philadelphia, PA 19103 and for International and Emerging Markets, Delaware International Advisors, Ltd., 80 Cheapside, London, England ECV2 6EE, and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103

                        Delchester Series
                        Devon Series
                        Emerging Markets Series
                        REIT Series
                        Small Cap Value Series
                        Trend Series

                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, AND VARIABLE INSURANCE PRODUCTS FUND III, managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02109

                        Fidelity VIP II Contrafund Portfolio -- Service Class Fidelity VIP III Growth Opportunities Portfolio -- Service Class

                    JANUS ASPEN SERIES, managed by Janus Capital, 100 Fillmore St. Denver, CO 80206-4928, and self-distributed.

                        Janus Aspen Series Balanced Portfolio
                        Janus Aspen Series Worldwide Growth Portfolio

                    LINCOLN NATIONAL FUNDS, managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne IN 46802, and distributed by Lincoln Financial Advisors, Inc., 350 Church Street, Hartford CT 06103. Sub-advisors are also noted.

                        LN Bond Fund, Inc.
                        LN Capital Appreciation Fund, Inc. (Sub-advised by Janus Capital Corp.)
                        LN Equity-Income Fund, Inc. (Sub-advised by Fidelity Management Trust Co.)
                        LN Global Asset Allocation Fund, Inc. (Sub-advised by Putnam Investment Management, Inc.)
                        LN Money Market Fund, Inc.
                        LN Social Awareness Fund, Inc. (Sub-advised by Vantage Investment Advisors, Inc.)

                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST, managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116

                        MFS Emerging Growth Series
                        MFS Total Return Series
                        MFS Utilities Series

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, managed and distributed by NB Management Incorporated, 605 Third Avenue, 2nd Floor, New York, NY 10158-0006

                        NB AMT Mid-Cap Growth Portfolio
                        NB AMT Partners Portfolio

                    TEMPLETON VARIABLE PRODUCTS SERIES FUND, managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/ Templeton Distributors, Inc., 100 Fountain Parkway, St. Petersburg, FL 33716-1205

                        Templeton International Fund -- Class 2
                        Templeton Stock Fund -- Class 2

                    The investment advisory fees charged the Funds by their advisers are shown on page 6 of this Prospectus.

                    Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum. Current income will not be a criterion of investment selection, and any such income should be considered incidental.

                    AIM V.I. INTERNATIONAL EQUITY FUND (Large Cap Stocks -- International): Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. The fund seeks to meet this objective by investing at least 70% of its total assets in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market.

                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective and would be satisfied principally from the interest (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

                    BARON CAPITAL ASSET FUND -- INSURANCE SHARES (Small/Medium Cap U.S. Stocks): Seeks capital appreciation through investments in securities of small sized companies with market capitalizations of approximately $100 million to $1.5 billion, and medium sized companies with market capitalizations of $1.5 billion to $5 billion, with undervalued assets or favorable growth prospects.

                    BT EAFE-REGISTERED TRADEMARK- FUND (Large Cap Stocks -- International): Seeks to replicate as closely as possible (before the deduction of Expenses) the total return of the Europe, Australia, Far East Index (the
                    EAFE-Registered Trademark- Index) , a
                    capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.

                    BT EQUITY 500 INDEX FUND (Large Cap U.S. Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, before the deduction of Fund expenses.

                    BT SMALL CAP INDEX FUND (Small/Medium Cap U.S. Stocks):
                    Seeks to replicate as closely as possible (before the deduction of Expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of approximately 2,000 small-capitalization common stocks.

                    DELAWARE GROUP DELCHESTER SERIES (High Yield Bonds): Seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high yield bonds commonly known as junk bonds), U. S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

                    DELAWARE GROUP DEVON SERIES (Large Cap U.S. Stocks): Seeks current income and capital appreciation by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes have the potential for above-average dividend increases over time. Under normal circumstances, the Series will invest at least 65% of its total assets in dividend paying common stocks.

                    DELAWARE GROUP EMERGING MARKETS SERIES (Emerging Markets Stocks): Seeks to achieve long-term capital appreciation by investing primarily in equity securities of issuers located or operating in emerging counties. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.

                    DELAWARE GROUP REIT SERIES (Small/Medium Cap U.S. Stocks/Specialty): Seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry.

                    DELAWARE GROUP SMALL CAP VALUE SERIES (Small/Medium Cap U.S. Stocks): Seeks capital appreciation by investing primarily in small cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis will also be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.

                    DELAWARE GROUP TREND SERIES (Small/Medium Cap U.S. Stocks):
                    Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

                    FIDELITY VIP II CONTRAFUND PORTFOLIO -- SERVICE CLASS (Large Cap U.S. Stocks): Seeks capital appreciation by investing primarily in securities of companies whose value the advisor believes is not fully recognized by the public.

                    FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO -- SERVICE CLASS (Large Cap U.S. Stocks): Seeks capital growth by investing primarily in common stocks.

                    JANUS ASPEN SERIES BALANCED PORTFOLIO (Balanced): Seeks long term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

                    JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO (Large Cap Stocks -- Global): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic insurers.

                    LINCOLN NATIONAL BOND FUND (Investment Grade Bonds): Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium-and long-term corporate and government bonds.

                    LINCOLN NATIONAL CAPITAL APPRECIATION FUND (Large Cap U.S. Stocks): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund invests in a large number of companies of all sizes if the companies are competing well and if their products and services are in high demand. It may also buy some money market securities and bonds, including junk (high risk) bonds.

                    LINCOLN NATIONAL EQUITY-INCOME FUND (Large Cap U.S. Stocks):
                    Seeks to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-yielding bonds (including junk bonds)

                    LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND (Balanced -- International): Seeks long-term total return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign insurers.

                    LINCOLN NATIONAL MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital. The fund invests in short term obligations issued by U.S. corporations, the U.S. government, and federally-chartered banks and U.S. branches of foreign banks.

                    LINCOLN NATIONAL SOCIAL AWARENESS FUND (Large Cap U.S. Stock/Specialty): Seeks to achieve long-term capital appreciation, by investing in stocks of established companies which adhere to certain specific social criteria.

                    MFS EMERGING GROWTH SERIES (Small/Medium Cap U.S. Stocks):
                    Seeks to provide long-term growth of capital.

                    MFS TOTAL RETURN SERIES (Balanced): Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                    MFS UTILITIES SERIES (Small/Medium Cap U.S.
                    Stocks/Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

                    NB AMT MID-CAP GROWTH PORTFOLIO (Small/Medium Cap U.S. Stocks): Seeks growth of capital through an investment approach that is designed to increase capital with reasonable risk. It invests mainly in common stocks of mid-to-large capitalization companies.

                    NB AMT PARTNERS PORTFOLIO (Small/Medium Cap U.S. Stocks):
                    Seeks growth of capital and invests mainly in common stocks of mid-to-large capitalization companies using the value-oriented investment approach.

                    TEMPLETON INTERNATIONAL FUND -- CLASS 2 (Large Cap Stocks -- International): Seeks long-term capital growth. It invests primarily in stocks of companies outside the United States, including emerging markets. Any income realized will be incidental.

                    TEMPLETON STOCK FUND -- CLASS 2 (Large Cap Stocks -- Global): Seeks long-term capital growth. Invests primarily in equity securities issued by companies, large and small, in various nations throughout the world, including the United States and emerging markets.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by terms and conditions we impose (See "Allocation of Net Premium Payments").

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission.

                    VOTING RIGHTS

                    We will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS

                    Lincoln Life has entered into agreements with the various Trusts and their advisers or distributors under which Lincoln Life makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisers or distributors may compensate Lincoln Life at annual rates of between .10% and .25% of assets in a particular Fund attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including administrative expenses, the Cost of Insurance Charges, and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period") to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy)

                    If the Insured attains Age 100 with the Policy still in effect, no further Monthly Deductions will be made, the Separate Account Value will be transferred to the Fixed Account, and Policy will then remain in force until surrender or the Insured's death.

                    ADMINISTRATIVE EXPENSES

                    There is a flat dollar Monthly Deduction of $10.

                    In addition, during the first two Policy Years, and for 24 months after any increase in Specified Amount, there is a monthly charge per $1000 of Specified Amount, or increase therein, based on the Insured's age nearest birthday at the Policy's issue date and the date of any increase. That charge is $0.0283 for ages 15 through 30 (or $2.83 per month for a Policy with a $100,000 Specified Amount) and rises gradually to $0.07 for age 40, $0.12 for age 52, $0.2075 for age 64, $0.32 for age 76, and $0.4242 for ages 81 and older. A complete table is in Appendix 1.

                    These charges compensate us for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate us for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages. The Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy month, and multiplying the result (the "Net Amount at Risk") by the applicable Cost of Insurance Rate as determined by us. The Guaranteed Maximum Cost of Insurance Rates are in Appendix 2.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may not live as long as estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.90% in Policy Years 1-19 and 0.20% in Policy Years 20 and beyond.

                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue, and Specified Amount.

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 3.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. As a percentage of face amount, it is higher for older than for younger issue ages. The surrender charge cannot exceed Policy value. All surrender charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 5.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. We may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. SEE TAX
                    MATTERS

                    Based on its actuarial determination, we do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses we will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from our general account, which supports insurance and annuity obligations.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS; EXCHANGES

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a Case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of expenses.

                    We also reserve the right to reduce premium charges or any other charges under a Policy where it is expected that the issuance of the Policy will result in savings of sales, underwriting, administrative or other costs. In particular, we would expect such savings to apply, and our expenses to be reduced, whenever a Policy is issued in exchange for another life insurance policy issued or administered by us, or issued by a company which controls or is controlled by us or is under common ownership and control with us.

                    Some of these reductions may be guaranteed, and others may be subject to withdrawal or modification by us. In any event, all such reductions as applicable will be uniformly applied, and they will not be unfairly discriminatory against any person, including the affected Policy Owners funded by the Separate Account.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    We reserve the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $100,000, and the Death Benefit Option. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The Death Benefit Proceeds payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less any indebtedness, as applicable, under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 4 to 100% when the Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds, less indebtedness and any partial surrenders, unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Death Benefit Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Death Benefit Option 2. Under Option 1, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    We may decline any request for a change between Death Benefit Options or an increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 4.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to us at our Administrative Office as soon as reasonably practical after the death of the Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to us.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the owner may choose to receive payments upon surrender of the Policy.

                    You may elect or change a Settlement Option while the insured is alive. If you have not irrevocably selected a Settlement Option, the Beneficiary may within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    Our Administrative Office must receive your request to elect, change, or revoke a Settlement Option in proper written form before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. We will make subsequent payments on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       The third Settlement Option, provides for monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, we pay at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option we offer at that time may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, you may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    You may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. We may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. You must execute a loan agreement and assign the Policy to us free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and is payable once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid before due, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We credit interest on the Loan Account Value of 7% per year so the net cost of a Policy Loan is 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest charged will be made in proportion to the assets in each Sub-Account at that time, unless you instruct our Administrative Office otherwise in proper written form. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan affects Death Benefit Proceeds payable and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. An outstanding Policy Loan reduces the amount of assets invested. Depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. A $25 transaction fee (not to exceed 2% of the amount surrendered) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $100,000, we will not permit the partial surrender. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless you instruct our Administrative Office otherwise in proper written form. We may decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, we will pay you, or your assignee, the Surrender Value next computed after our Administrative Office receives the request in proper written form. Coverage under the Policy will then automatically terminate.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value, less any loan interest accrued, but not yet charged, less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will be made within seven days. We may defer payment or transfer from the Fixed Account up to six months. If we do so, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation, in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice us as to, any payment we make or action we take before it was recorded. We are not responsible for any assignment not submitted for recording, or for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed us when the assignment is recorded and any interest later accrued on such indebtedness.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. While it is effective, the assignee must give written consent for you to take any action with respect to the Policy.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective, as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice us as to, any payment we made or action we took before it was recorded. We may require you to submit the Policy for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or if the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge(s), the Policy is subject to lapse and automatic termination of all Policy coverage. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for policy loans, or (5) because of some combination of the foregoing factors.

                    If we have not received a Premium Payment or payment of indebtedness on policy loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, we will send a written notice to you and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to us on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "Grace Period"), then the Policy shall terminate and all coverage under the Policy shall lapse without value.

                    NO LAPSE PROVISION

                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing during the first ten Policy Years. If this Policy has a No Lapse Premium shown on the specifications, this Policy will not lapse during the first ten Policy Years if, at each Monthly Anniversary Day, the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (as indicated in the Policy Specifications) due since the Date of Issue of the Policy. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid (see preceding paragraph). The payment of sufficient additional premiums during the Grace Period will keep the No Lapse Provision in force.

                    The No Lapse Provision will be terminated after ten years or earlier if you fail to meet the premium requirements, if there is an increase in Specified Amount or if you change the Death Benefit Option. Once the No Lapse Provision terminates, it cannot be reinstated.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished us and we agree to accept the risk, (d) we receive a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which we approve the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    Any Policy reinstatement is effective on the Monthly Anniversary Day after our approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to us, received at the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    We allow telephone transactions authorized in proper written form by you or the applicant. To effect a permitted telephone transaction, you or your authorized representative must call the Administrative Office and provide, as identification, your policy number, a requested portion of your Social Security number, and such other authenticating information as we may require. We disclaim all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledge that if we do not follow these procedures, which we believe to be reasonable, we may be liable for such losses.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 85.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid, the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    We will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. We will not contest payment of the Death Benefit Proceeds based on any increase in Specified Amount requiring evidence of insurability after two years after the increase's effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, within two years from the Date of Issue, we will pay no more than the sum of the premiums paid, less any indebtedness and partial surrenders. If the Insured dies by suicide, within two years from the date of any increase in the Specified Amount, we will pay no more than a refund of the monthly Cost of Insurance charges for the increased amount.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    A Waiver of Monthly Deduction Rider may be added to the Policy. Under this Rider, we will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Rider availability may vary by state.

TAX ISSUES

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. We will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance.

                    TAX TREATMENT OF DEATH BENEFIT

                    The death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.

                    FEDERAL INCOME TAX CONSIDERATIONS

                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Owner is over 59 1/2 years of Age or disabled.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. We will monitor premiums paid and will notify you when the Policy is in jeopardy of becoming a modified endowment contract. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to you pursuant to Section 7702(f)(7) of the Code. You should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code. We will monitor compliance with these tests.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Separate Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Sub-Account must meet certain tests. We believe the Separate Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, we reserve the right to take steps required to remain in compliance.

                    We will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance. We also reserve the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by you plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

                    TAXATION OF LINCOLN LIFE

                    Lincoln Life is taxed as a life insurance company under the Code. Since the Separate Account is not a separate entity from Lincoln Life and its operations form a part of Lincoln Life, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of Variable Accumulation Units.

                    Lincoln Life does not initially expect to incur any Federal income tax liability that would be chargeable to the Separate Account. Based upon these expectations, no charge is currently being made against the Separate Account for federal income taxes. If, however, Lincoln Life determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Separate Account.

                    Lincoln Life may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on our understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. You should consult with your advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802, and each has been employed by Lincoln Life or its affiliates for more than 5 years.

        NAME, ADDRESS AND
   POSITION(S) WITH REGISTRANT            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
---------------------------------  ----------------------------------------------------
NANCY J. ALFORD                    Vice President [4/96-present], (formerly Second Vice
VICE PRESIDENT                     President [1/90-4/96]), Lincoln National Life
                                   Insurance Co.
ROLAND C. BAKER                    President [1/95-present], First Penn-Pacific Life
VICE PRESIDENT AND DIRECTOR        Insurance Co. Formerly: Chairman and CFO
1801 S. Meyers Road                [7/88-1/95], Baker, Ralish, Shipley and Politzer,
Oakbrook Terrace, Ill. 60181       Inc.
JON A. BOSCIA                      President, CEO and Director, Lincoln National Corp.
DIRECTOR                           [1/98-present] (Formerly: President and Chief
200 East Berry Street              Executive Officer [10/96-1/98] and Chief Operating
Fort Wayne, Ind. 46802             Officer [5/94-10/96]), Lincoln National Life
                                   Insurance Co.; President [7/91-5/94]Lincoln
                                   Investment Management, Inc.
JOHN GOTTA                         Senior Vice President and General Manager (formerly
SENIOR VICE PRESIDENT              Vice President) [1/98-present] Lincoln National Life
AND ASSISTANT SECRETARY            Insurance Co. Formerly: Senior Vice President,
350 Church Street                  Connecticut General Life Insurance Company
Hartford, CT 06103                 [3/96-12/97]; Vice President, Connecticut Mutual
                                   Life Insurance Company [8/94-3/96]; Vice President,
                                   CIGNA [3/93-8/94]
J. MICHAEL HEMP                    President [11/96-Present], Lincoln Financial
SENIOR VICE PRESIDENT              Advisors Corp.; Senior Vice President (formerly Vice
350 Church Street                  President) [10/95-Present], Lincoln National Life
Hartford, CT 06103                 Insurance Co. Formerly: Regional Chief Executive
                                   Officer [11/79-10/95], Lincoln Dallas RMO.
STEPHEN H. LEWIS                   Senior Vice President, [5/94-present] Lincoln
SENIOR VICE PRESIDENT              National Life Insurance Co. Formerly: President
                                   [2/85-5/94], First Penn-Pacific Life Insurance Co.

        NAME, ADDRESS AND
   POSITION(S) WITH REGISTRANT            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
---------------------------------  ----------------------------------------------------
H. THOMAS MCMEEKIN                 President [5/94-present], Lincoln Investment
DIRECTOR                           Management, Inc.; Executive Vice President
200 East Berry Street              [5/94-Present], Lincoln National Corporation
Fort Wayne, Ind. 46802             (formerly Senior Vice President [11/92-5/94])
ARTHUR S. ROSS                     Vice President, Lincoln National Life Insurance Co.
VICE PRESIDENT
LAWRENCE T. ROWLAND                Executive Vice President [10/96-present] (formerly
EXECUTIVE VICE PRESIDENT AND       Senior Vice President [1/93-10/96]), Lincoln
DIRECTOR                           National Life Insurance Co.
One Reinsurance Place
1700 Magnavox Way
Fort Wayne, Ind. 46804
KEITH J. RYAN                      Vice President and Controller [4/99-present]
VICE PRESIDENT AND                 Formerly: Senior Vice President [2/98-4/99]; Vice
CONTROLLER                         President, Chief Financial Officer and Assistant
                                   Treasurer [1/96-present]; Controller [6/95-12/95],
                                   Business Controls Director [11/90-6/95], Lincoln
                                   National Life Insurance Company
GABRIEL L. SHAHEEN                 President and Chief Executive Officer
PRESIDENT, CHIEF EXECUTIVE         [1/98-present], Lincoln National Life Insurance Co.
OFFICER                            Formerly: Chairman and Managing Director, Lincoln
AND DIRECTOR                       National (UK) PLC [12/96-1/98]; President, Lincoln
                                   National Reassurance Company [7-95-12/96]; Senior
                                   Vice President, Lincoln National Life Reinsurance
                                   Company [1/93-7/95]
TODD R. STEPHENSON                 Senior Vice President, Chief Financial Officer and
SENIOR VICE PRESIDENT,             Assistant Treasurer [4/99-present] Formerly: Vice
CHIEF FINANCIAL                    President and Assistant Secretary [1/98-4/99],
OFFICER AND ASSISTANT TREASURER    Senior Vice President, Lincoln Financial Advisors
                                   Corporation [1/98-4/99], Senior Vice President,
                                   Treasurer and Chief Financial Officer, American
                                   States Insurance Company [2/95-12/97], and Vice
                                   President -- Corp. Acct., American States Insurance
                                   Company [5/92-2/95]
RICHARD C. VAUGHAN                 Executive Vice President and Chief Financial Officer
DIRECTOR                           [1/95-present] (formerly Senior Vice President
200 East Berry Street              [4/92-1/95]), Lincoln National Corp.
Fort Wayne, Ind. 46802
MICHAEL R. WALKER                  Vice President [1/96-present], Lincoln National Life
VICE PRESIDENT                     Insurance Co. Formerly: Vice President [3/93-1/96],
                                   Employers Health Insurance Co.
ROY V. WASHINGTON                  Vice President [7/96-present], Lincoln National Life
VICE PRESIDENT                     Insurance Co. (formerly, Associate Counsel
                                   [2/95-7/96]). Formerly: Director of Compliance
                                   [8/94-2/95], Lincoln Investment Management, Inc.;
                                   Compliance Consultant [8/89-8/94], Lincoln National
                                   Corp.
MICHAEL L. WRIGHT                  Senior Vice President [3/95-present], Lincoln
SENIOR VICE PRESIDENT              National Life Insurance Co. Formerly: Executive Vice
                                   President and Chief Operating Officer [11/88-3/95],
                                   The Associate Group.

DISTRIBUTION OF POLICIES

                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. Lincoln Life, the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). Our principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    The Policy may be sold by individuals, who in addition to being appointed as our life insurance agents, are also registered representatives of Lincoln Life or other broker-dealers. These representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts based on Accumulation Value. The selling office receives additional compensation on the first year premium and all additional premiums. In some situations, the selling office may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from our resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    We may materially change the investment policy of the Separate Account. We must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders our operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LINCOLN LIFE

                    We offer other variable annuity contracts and other variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of Lincoln Life.

STATE REGULATION

                    We are subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operation for the preceding year and its financial condition as of the end of such year. The Insurance Department periodically examines for accuracy our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    We maintain Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    You will also be sent annual reports containing financial statements for the Separate Account, annual and semi-annual reports of the Funds as required by the 1940 Act, and statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

                    Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the Policies. We may also occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

PREPARING FOR YEAR 2000

                    Many existing computer programs use only two digits in the date field to identify the year. If left uncorrected these programs, which were designed and developed without considering the impact of the upcoming change in the century, could fail to operate or could produce erroneous results when processing dates after December 31, 1999. For example, for a bond with a stated maturity date of July 1, 2000, a computer program could read and store the maturity date as July 1, 1900. This problem is known by many names, such as the "Year 2000 Problem", "Y2K", and the "Millenium Bug".

                    The Year 2000 problem affects virtually all computer programs worldwide. It can cause a computer system to suddenly stop operating. It can also result in a computer corrupting vital company records, and the problem could go undetected for a long time. For our products, if left unchecked it could cause such problems as purchase payment collection and deposit errors; claim payment difficulties; accounting errors; erroneous unit values; and difficulties or delays in processing transfers, surrenders and withdrawals. In a worst case scenario, this could result in a material disruption to the operations both of Lincoln Life and of Delaware Service Company Inc. (Delaware), the provider of the accounting and valuation services for the Separate Account.

                    However, both companies are wholly owned by Lincoln National Corporation (LNC), which has had Year 2000 processes in place since 1996. LNC projects aggregate expenditures in excess of $92 million for its Y2K efforts through the year 2000. Both Lincoln Life and Delaware have dedicated Year 2000 teams and steering committees that are answerable to their counterparts in LNC.

                    In light of the potential problems discussed above, Lincoln Life, as part of its Year 2000 updating process, has assumed responsibility for correcting all high-priority Information Technology (IT) systems which service the Separate Account. Delaware is responsible for updating all its high-priority IT systems to support these vital services. The Year 2000 effort, for both IT and non-IT systems, is organized into four phases:

                - awareness-raising and inventory of all assets (including third-party agent and vendor relationships);

                - assessment and high-level planning and strategy;

                - remediation of affected systems and equipment; and

                - testing to verify Year 2000 readiness.

                    The high-priority IT processes and systems -- those Lincoln Life uses to maintain its customers' records and accounts -- have been assessed and repaired, and testing of those processes and systems is more than 99% complete. Our efforts will continue through the end of 1999 to ensure they remain Y2K-ready. And, we continue to work closely with our key business partners and suppliers so they can provide the information and service we need from them. Both companies are currently on schedule to have their high-priority non-IT systems (elevators, heating and ventilation, security systems, etc.) remediated and tested by October 31, 1999.

                    The work on Year 2000 issues has not suffered significant delays; however, some uncertainty remains. Specific factors that give rise to this uncertainty include (but are certainly not limited to) a possible loss of technical resources to perform the work; failure to identify all susceptible systems; and non-compliance by third parties whose systems and operations impact Lincoln Life. In a report dated February 26, 1999, entitled, INVESTIGATING THE IMPACT OF THE YEAR 2000 TECHNOLOGY PROBLEM; S. Rpt. 106-10, the U.S. Senate Special Committee on the Year 2000 Technology Problem expressed its concern that "Financial services firms...are particularly vulnerable to...the risk that a material customer or business partner will fail, as a result of the computer problems, to meet its obligations".

                    One important source of uncertainty is the extent to which the key trading partners of Lincoln Life and of Delaware will be successful in their own remediation and testing efforts. Lincoln Life and Delaware have been monitoring the progress of their trading partners; however, the efforts of these partners are beyond our control.

                    Lincoln Life and Delaware expect to have completed their necessary remediation and testing efforts prior to December 31, 1999. However, given the nature and complexity of the problem, there can be no guarantee by either company that there will not be significant computer problems after December 31, 1999.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.

                    Lincoln Life is presently defending three lawsuits in which Plaintiffs seek to represent national classes of policyholders in connection with alleged fraud, breach of contract and other claims relating to the sale of interest-sensitive universal and participating whole life insurance policies. As of the date of this prospectus, the courts have not certified a class in any of the suits. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the preliminary stages of litigation, and it is premature to make assessments about potential loss, if any. Management is defending these suits vigorously. The amount of liability, if any, which may ultimately arise as a result of these suits cannot be reasonably determined at this time.

EXPERTS

                    The financial statements of the Separate Account and the statutory-basis financial statements of Lincoln Life appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports which also appear elsewhere in this document and in the registration statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing. (Financial statements to be added by amendment.)

                    Actuarial matters included in this prospectus have been examined by Vaughn W. Robbins, FSA as stated in the opinion filed as an exhibit to the registration statement. (Opinion to be filed by amendment.)

                    Legal matters in connection with the Policies described herein are being passed upon by Robert A. Picarello, Esq., as stated in the opinion filed as an exhibit to the registration statement. (Opinion to be filed by amendment.)

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1   MONTHLY CHARGE

INSURED'S
AGE AT ISSUE       EXPENSE
(NEAREST           CHARGE
BIRTHDAY)        PER $1,000
---------------  -----------
     0-12            0.0158
      13             0.0200
      14             0.0242
     15-30           0.0283
      31             0.0325
      32             0.0367
      33             0.0408
      34             0.0450
      35             0.0492
      36             0.0533
      37             0.0575
      38             0.0617
      39             0.0658
      40             0.0700
      41             0.0742
      42             0.0783
      43             0.0825
      44             0.0867
      45             0.0908
      46             0.0950
      47             0.0992
      48             0.1033
      49             0.1075
      50             0.1117
      51             0.1158
      52             0.1200
      53             0.1242
      54             0.1283
      55             0.1325
      56             0.1408
      57             0.1492
      58             0.1575
      59             0.1658
      60             0.1742
      61             0.1825
      62             0.1908
      63             0.1992
      64             0.2075
      65             0.2158
      66             0.2242
      67             0.2325
      68             0.2408
      69             0.2492
      70             0.2575
      71             0.2656
      72             0.2742
      73             0.2825
      74             0.2908
      75             0.2992
      76             0.3200
      77             0.3408
      78             0.3617
      79             0.3825
      80             0.4033
      81+            0.4242

APPENDIX 2

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
     0         0.34845    0.24089    0.32677
     1         0.08917    0.07251    0.08667
     2         0.08251    0.06750    0.07917
     3         0.08167    0.06584    0.07834
     4         0.07917    0.06417    0.07584

     5         0.07501    0.06334    0.07251
     6         0.07167    0.06084    0.06917
     7         0.06667    0.06000    0.06584
     8         0.06334    0.05834    0.06250
     9         0.06167    0.05750    0.06084

    10         0.06084    0.05667    0.06000
    11         0.06417    0.05750    0.06250
    12         0.07084    0.06000    0.06917
    13         0.08251    0.06250    0.07834
    14         0.09584    0.06887    0.09001

    15         0.11085    0.07084    0.10334
    16         0.12585    0.07601    0.11585
    17         0.13919    0.07917    0.12752
    18         0.14836    0.08167    0.13502
    19         0.15502    0.08501    0.14085
    20         0.15836    0.08751    0.14502
    21         0.15919    0.08917    0.14585
    22         0.15752    0.09084    0.14419
    23         0.15502    0.09251    0.14252
    24         0.15189    0.09501    0.14085

    25         0.14752    0.09668    0.13752
    26         0.11419    0.09918    0.13585
    27         0.14252    0.10168    0.13418
    28         0.14169    0.10501    0.13418
    29         0.14252    0.10635    0.13585

    30         0.14419    0.11251    0.13752
    31         0.14836    0.11668    0.14169
    32         0.15252    0.12085    0.14585
    33         0.15919    0.12502    0.15252
    34         0.16889    0.13168    0.15919

    35         0.17586    0.13752    0.16836
    36         0.18670    0.14669    0.17837
    37         0.20004    0.15752    0.19170
    38         0.21505    0.17003    0.20588
    39         0.23255    0.18503    0.22338

    40         0.25173    0.20171    0.24173
    41         0.27424    0.22005    0.26340
    42         0.29675    0.23922    0.28508
    43         0.32260    0.25757    0.31010
    44         0.34929    0.27674    0.33428

    45         0.37931    0.29675    0.36263
    46         0.41017    0.31677    0.39182
    47         0.44353    0.33761    0.42268
    48         0.47856    0.36096    0.45437
    49         0.51777    0.38598    0.49107

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    50         0.55948    0.41350    0.53028
    51         0.60870    0.44270    0.57533
    52         0.66377    0.47523    0.62539
    53         0.72636    0.51276    0.68297
    54         0.79730    0.55114    0.74722

    55         0.87326    0.59118    0.81566
    56         0.95591    0.63123    0.88996
    57         1.04192    0.66961    0.96593
    58         1.13378    0.70633    1.04609
    59         1.23236    0.74556    1.13211
    60         1.34180    0.78979    1.22817
    61         1.46381    0.84488    1.33511
    62         1.60173    0.91417    1.45796
    63         1.75809    1.00267    1.59922
    64         1.93206    1.10539    1.75725

    65         2.12283    1.21731    1.92955
    66         2.32623    1.33511    2.11195
    67         2.54312    1.45461    2.30614
    68         2.77350    1.57247    2.50878
    69         3.02328    1.69955    2.72909

    70         3.30338    1.84590    2.97466
    71         3.62140    2.02325    3.25640
    72         3.98666    2.24419    3.58279
    73         4.40599    2.51548    3.95978
    74         4.87280    2.83552    4.38330

    75         5.37793    3.19685    4.84334
    76         5.91225    3.59370    5.33245
    77         6.46824    4.01942    5.84227
    78         7.04089    4.47410    6.36948
    79         7.64551    4.97042    6.92851

    80         8.30507    5.52957    7.54229
    81         9.03761    6.17118    8.22883
    82         9.86724    6.91414    9.01216
    83        10.80381    7.77075    9.90124
    84        11.82571    8.72632   10.87533

    85        12.91039    9.76952   11.92213
    86        14.03509   10.89151   13.01471
    87        15.18978   12.08770   14.15507
    88        16.36948   13.35774   15.33494
    89        17.57781   14.70820   16.56493

    90        18.82881   16.15259   17.85746
    91        20.14619   17.71416   19.23699
    92        21.57655   19.43814   20.76665
    93        23.20196   21.40786   22.49837
    94        25.28174   23.63051   24.70915

    95        28.27411   27.16158   27.82758
    96        33.10577   32.32378   32.78845
    97        41.68476   41.21204   41.45783
    98        58.01259   57.81394   57.95663
    99        90.90909   90.90909   90.90909

APPENDIX 3

                    ILLUSTRATION OF SURRENDER CHARGES

                    The initial Surrender Charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where
                    (a) is 1.25 times the curtate net level premium for the
                        Specified Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (b) is $10 per $1000 of Specified Amount;
                    (c) is $50 per $1000 of Specified Amount; and
                    (d) is the total of the per thousand charges assessed in the first 24 months.

                    Algebraically, this formula is equivalent to min{a+b,c}-d.

                    The Surrender Charge decreases from its initial amount during the first 15 years. No Surrender Charge is applied in the 16th policy year or beyond. In general terms, the initial Surrender Charge is amortized in proportion to a twenty year life contingent annuity due. In formulas, the Surrender Charge at a point in time "t" years after issue is
                    (a) times (b), where
                    (a) is the initial Surrender Charge; and
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $1,987.66

                    $10 per $1000 of Specified Amount = $1000

                    $50 per $1000 of Specified Amount = $5000

                    the total of the per thousand charges = $9.08 per month X 24 months = $217.92 initial Surrender Charge = (1.25 X $1987.66 + $1000) - $217.92=

                    $3,484.57- $217.92 = $3,266.65. Note that $3,484.57 is less than $5000.

                    This amount decreases as follows:

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                          0          3,266.65         1.00000      3,266.65
                          1          3,266.65         0.96609      3,155.89
                          2          3,266.65         0.93101      3,041.30
                          3          3,266.65         0.89471      2,922.71
                          4          3,266.65         0.85711      2,799.89
                          5          3,266.65         0.81818      2,672.70
                          6          3,266.65         0.77782      2,540.86
                          7          3,266.65         0.73600      2,404.26
                          8          3,266.65         0.69265      2,262.65
                          9          3,266.65         0.64769      2,115.79
                         10          3,266.65         0.60104      1,963.40

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                         11          3,266.65         0.55257      1,805.05
                         12          3,266.65         0.50212      1,640.25
                         13          3,266.65         0.44952      1,468.41
                         14          3,266.65         0.39456      1,288.88
                         15          3,266.65         0.33701      1,100.90
                         16                                            0.00

                    EXAMPLE 2: A female, Age 75, purchases a policy with a Specified Amount of $200,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $15,727.74

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    the total of the per thousand charges = $59.84 per month X 24 months = $1,436.16

                    The value (1.25 X $15,727.74 + $2,000) exceeds $10,000, so the initial Surrender Charge = $10,000 - $1,436.16 =
                    $8,563.84

                    This amount decreases as follows:

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                          0          8,563.84         1.00000      8,563.84
                          1          8,563.84         0.95375      8,167.79
                          2          8,563.84         0.90821      7,777.77
                          3          8,563.84         0.86329      7,393.11
                          4          8,563.84         0.81888      7,012.72
                          5          8,563.84         0.77490      6,636.15
                          6          8,563.84         0.73145      6,264.02
                          7          8,563.84         0.68868      5,897.71
                          8          8,563.84         0.64680      5,539.10
                          9          8,563.84         0.60603      5,189.95
                         10          8,563.84         0.56635      4,850.10
                         11          8,563.84         0.52753      4,517.67
                         12          8,563.84         0.48915      4,189.03
                         13          8,563.84         0.45058      3,858.68
                         14          8,563.84         0.41088      3,518.67
                         15          8,563.84         0.36873      3,157.74
                         16                                            0.00

APPENDIX 4

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED               CORRIDOR
(NEAREST BIRTHDAY)       PERCENTAGE
----------------------  -------------
         0-40                  250%
          41                   243%
          42                   236%
          43                   229%
          44                   222%
          45                   215%
          46                   209%
          47                   203%
          48                   197%
          49                   191%
          50                   185%
          51                   178%
          52                   171%
          53                   164%
          54                   157%
          55                   150%
          56                   146%
          57                   142%
          58                   138%
          59                   134%
          60                   130%
          61                   128%
          62                   126%
          63                   124%
          64                   122%
          65                   120%
          66                   119%
          67                   118%
          68                   117%
          69                   116%
          70                   115%
          71                   113%
          72                   111%
          73                   109%
          74                   107%
        75-90                  105%
          91                   104%
          92                   103%
          93                   102%
          94                   101%
        95-99                  100%

APPENDIX 5

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.90% of the daily net asset value of the Separate Account in years 1-19 and 0.20% in years 20 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1998.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.72%, 4.28% and 10.28% for years 1-19 and -1.02%, 4.98%
                    and 10.98% in years 20 and later.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. The illustrations also reflect a monthly charge per $1,000 of Specified Amount assessed during the first two Policy Years.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         9,035     500,000    500,000     500,000      4,647      5,025       5,404          0          0           0
   2        18,522     500,000    500,000     500,000      6,143      7,098       8,104          0          0           0
   3        28,483     500,000    500,000     500,000      7,922      9,587      11,427          0          0           0
   4        38,942     500,000    500,000     500,000      9,160     11,666      14,573          0          0           0
   5        49,924     500,000    500,000     500,000      9,821     13,276      17,486          0          0           0

   6        61,455     500,000    500,000     500,000      9,847     14,331      20,082          0          0       1,913
   7        73,563     500,000    500,000     500,000      9,166     14,725      22,253          0          0       5,046
   8        86,276     500,000    500,000     500,000      7,681     14,325      23,859          0          0       7,644
   9        99,625     500,000    500,000     500,000      5,279     12,970      24,726          0          0       9,533
  10       113,641     500,000    500,000     500,000      1,845     10,488      24,659          0          0      10,522

  15       194,961           0          0     500,000          0          0       1,563          0          0           0
  20       298,749           0          0           0          0          0           0          0          0           0
  25       431,212           0          0           0          0          0           0          0          0           0
  30       600,272           0          0           0          0          0           0          0          0           0

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         9,035     500,000    500,000      500,000     4,647      5,024        5,404         0          0            0
   2        18,522     500,000    500,000      500,000     9,204     10,254       11,352         0          0            0
   3        28,483     500,000    500,000      500,000    14,425     16,475       18,706         0          0            0
   4        38,942     500,000    500,000      500,000    19,527     22,935       26,792         0      2,924        6,780
   5        49,924     500,000    500,000      500,000    24,522     29,659       35,701     5,419     10,555       16,597

   6        61,455     500,000    500,000      500,000    29,427     36,673       45,538    11,258     18,504       27,369
   7        73,563     500,000    500,000      500,000    34,248     43,998       56,411    17,041     26,791       39,204
   8        86,276     500,000    500,000      500,000    38,923     51,586       68,368    22,707     35,370       52,153
   9        99,625     500,000    500,000      500,000    43,418     59,416       81,497    28,225     44,222       66,303
  10       113,641     500,000    500,000      500,000    47,758     67,522       95,949    33,620     53,384       81,811

  15       194,961     500,000    500,000      500,000    63,139    108,721      190,170    54,985    100,568      182,017
  20       298,749     500,000    500,000      500,000    66,806    151,278      343,711    66,806    151,278      343,711
  25       431,212     500,000    500,000      656,230    55,891    199,852      624,981    55,891    199,852      624,981
  30       600,272     500,000    500,000    1,153,513    20,061    252,273    1,098,584    20,061    252,273    1,098,584

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        14,687     500,000    500,000     500,000      6,503      7,084       7,670          0          0           0
   2        30,109     500,000    500,000     500,000      4,621      5,954       7,371          0          0           0
   3        46,302     500,000    500,000     500,000      2,748      4,777       7,074          0          0           0
   4        63,305           0    500,000     500,000          0      2,115       5,304          0          0           0
   5        81,157           0          0     500,000          0          0       1,724          0          0           0

   6        99,903           0          0           0          0          0           0          0          0           0
   7       119,585           0          0           0          0          0           0          0          0           0
   8       140,252           0          0           0          0          0           0          0          0           0
   9       161,952           0          0           0          0          0           0          0          0           0
  10       184,737           0          0           0          0          0           0          0          0           0

  15       316,934           0          0           0          0          0           0          0          0           0
  20       485,654           0          0           0          0          0           0          0          0           0
  25       700,989           0          0           0          0          0           0          0          0           0
  30       975,816           0          0           0          0          0           0          0          0           0

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        14,687     500,000    500,000      500,000     6,503      7,085        7,670         0          0            0
   2        30,109     500,000    500,000      500,000    12,950     14,534       16,196         0          0            0
   3        46,302     500,000    500,000      500,000    20,460     23,525       26,871       625      3,690        7,036
   4        63,305     500,000    500,000      500,000    27,602     32,673       38,428     8,641     13,712       19,467
   5        81,157     500,000    500,000      500,000    34,624     42,237       51,228    16,547     24,161       33,151

   6        99,903     500,000    500,000      500,000    41,549     52,267       65,441    24,367     35,085       48,259
   7       119,585     500,000    500,000      500,000    48,328     62,738       81,182    32,051     46,461       64,904
   8       140,252     500,000    500,000      500,000    54,973     73,689       98,643    39,609     58,325       83,279
   9       161,952     500,000    500,000      500,000    61,393     85,056      117,943    46,951     70,614      103,501
  10       184,737     500,000    500,000      500,000    67,479     96,764      139,210    53,969     83,254      125,701

  15       316,934     500,000    500,000      500,000    86,745    155,746      280,842    78,419    147,420      272,516
  20       485,654     500,000    500,000      551,714    77,536    211,110      525,442    77,536    211,110      525,442
  25       700,989     500,000    500,000    1,012,056    32,960    276,470      963,863    32,960    276,470      963,863
  30       975,816           0    500,000    1,714,439         0    360,466    1,697,465         0    360,466    1,697,465

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         7,271     500,000    500,000     500,000      3,492      3,788       4,085          0          0           0
   2        14,906     500,000    500,000     500,000      5,311      6,074       6,876          0          0           0
   3        22,922     500,000    500,000     500,000      7,680      9,061      10,580          0          0           0
   4        31,340     500,000    500,000     500,000      9,814     11,981      14,470          0          0           0
   5        40,178     500,000    500,000     500,000     11,703     14,818      18,553          0          0       2,953

   6        49,458     500,000    500,000     500,000     13,322     17,541      22,827          0      2,705       7,991
   7        59,202     500,000    500,000     500,000     14,612     20,083      27,252        569      6,040      13,209
   8        69,433     500,000    500,000     500,000     15,496     22,356      31,767      2,275      9,135      18,546
   9        80,176     500,000    500,000     500,000     15,867     24,236      36,278      3,498     11,866      23,909
  10        91,456     500,000    500,000     500,000     15,649     25,624      40,713      4,161     14,136      29,225

  15       156,901     500,000    500,000     500,000      4,461     22,888      60,453          0     16,394      53,960
  20       240,428           0          0     500,000          0          0      67,729          0          0      67,729
  25       347,031           0          0     500,000          0          0      19,991          0          0      19,991
  30       483,087           0          0           0          0          0           0          0          0           0

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         7,271     500,000    500,000     500,000      3,492      3,788       4,085          0          0           0
   2        14,906     500,000    500,000     500,000      7,450      8,279       9,147          0          0           0
   3        22,922     500,000    500,000     500,000     12,083     13,731      15,521          0          0           0
   4        31,340     500,000    500,000     500,000     16,596     19,374      22,508        260      3,038       6,172
   5        40,178     500,000    500,000     500,000     21,018     25,248      30,203      5,418      9,648      14,603

   6        49,458     500,000    500,000     500,000     25,343     31,354      38,672     10,507     16,518      23,836
   7        59,202     500,000    500,000     500,000     29,553     37,685      47,981     15,510     23,642      33,938
   8        69,433     500,000    500,000     500,000     33,675     44,276      58,243     20,454     31,055      45,022
   9        80,176     500,000    500,000     500,000     37,687     51,117      69,538     25,318     38,748      57,169
  10        91,456     500,000    500,000     500,000     41,601     58,232      81,989     30,113     46,744      70,501

  15       156,901     500,000    500,000     500,000     58,581     97,240     165,367     52,088     90,746     158,874
  20       240,428     500,000    500,000     500,000     68,272    140,579     300,512     68,272    140,579     300,512
  25       347,031     500,000    500,000     568,989     68,215    191,830     541,894     68,215    191,830     541,894
  30       483,087     500,000    500,000     998,710     48,714    247,434     951,152     48,714    247,434     951,152

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        12,076     500,000    500,000     500,000      6,056      6,555       7,058          0          0           0
   2        24,756     500,000    500,000     500,000      7,579      8,830      10,149          0          0           0
   3        38,070     500,000    500,000     500,000      9,701     11,862      14,256          0          0           0
   4        52,049     500,000    500,000     500,000     11,144     14,380      18,145          0          0           0
   5        66,728     500,000    500,000     500,000     11,856     16,304      21,745          0          0       3,599

   6        82,140     500,000    500,000     500,000     11,726     17,488      24,917          0        263       7,691
   7        98,323     500,000    500,000     500,000     10,570     17,706      27,433          0      1,424      11,151
   8       115,316     500,000    500,000     500,000      8,123     16,636      28,961          0      1,318      13,643
   9       133,158     500,000    500,000     500,000      4,065     13,883      29,080          0          0      14,745
  10       151,892           0    500,000     500,000          0      9,010      27,311          0          0      13,977

  15       260,584           0          0           0          0          0           0          0          0           0
  20       399,307           0          0           0          0          0           0          0          0           0
  25       576,356           0          0           0          0          0           0          0          0           0
  30       802,320           0          0           0          0          0           0          0          0           0

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        12,076     500,000    500,000      500,000     6,056      6,555        7,058         0          0            0
   2        24,756     500,000    500,000      500,000    12,510     13,911       15,377         0          0            0
   3        38,070     500,000    500,000      500,000    20,098     22,870       25,883       184      2,956        5,969
   4        52,049     500,000    500,000      500,000    27,522     32,183       37,444     8,480     13,141       18,402
   5        66,728     500,000    500,000      500,000    34,768     41,852       50,163    16,622     23,706       32,017

   6        82,140     500,000    500,000      500,000    41,863     51,923       64,193    24,638     34,698       46,967
   7        98,323     500,000    500,000      500,000    48,732     62,337       79,601    32,450     46,055       63,319
   8       115,316     500,000    500,000      500,000    55,302     73,041       96,473    39,984     57,723       81,155
   9       133,158     500,000    500,000      500,000    61,722     84,196      115,120    47,386     69,861      100,784
  10       151,892     500,000    500,000      500,000    67,909     95,747      135,667    54,575     82,413      122,333

  15       260,584     500,000    500,000      500,000    91,017    156,191      272,332    83,182    148,356      264,498
  20       399,307     500,000    500,000      525,543    88,975    214,215      500,517    88,975    214,215      500,517
  25       576,356     500,000    500,000      953,689    56,326    281,249      908,275    56,326    281,249      908,275
  30       802,320           0    500,000    1,606,826         0    365,790    1,590,917         0    365,790    1,590,917

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                    PART II
                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

           Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The undertaking to file reports;
       The signatures;
       Written consents of the following persons:
           Robert A. Picarello, Esq. (to be filed by amendment)
           Vaughn W. Robbins, FSA (to be filed by amendment)
           Ernst & Young, LLP (to be filed by amendment)

           The following exhibits correspond to those required by paragraph A of the instructions
1.         as to exhibits in Form N-8B-2:
           Resolution of the Board of Directors of The Lincoln National Life Insurance Company and
     (1)   related documents authorizing establishment of the Account.(2)
     (2)   Not applicable.
     (3)   (a)        Not applicable.
           (b)        Commission Schedule for Variable Life Policies.(5)
     (4)   Not applicable.
     (5)   (a)        Proposed Form of Policy LN 680
           (b)        Proposed Form of Application (2)
           (c)        Riders. (2)
     (6)   (a)        Articles of Incorporation of The Lincoln National Life Insurance Company.(1)
           (b)        Bylaws of The Lincoln National Life Insurance Company.(1)
     (7)   Not applicable.
     (8)   Fund Participation Agreements.
           Forms of Agreements between The Lincoln National Life Insurance Company and:
           (a)        AIM Variable Insurance Funds, Inc.(9)
           (b)        Baron Capital Funds Trust(10)
           (c)        BT Insurance Funds Trust.(6)
           (d)        Delaware Group Premium Fund, Inc.(3)
           (e)        Fidelity Variable Insurance Products Fund.(4)
           (f)        Fidelity Variable Insurance Products Fund II.(4)
           (g)        Fidelity Variable Insurance Products Fund III*
           (h)        Janus Aspen Series(10)
           (i)        Lincoln National Funds(11)
           (j)        MFS-Registered Trademark- Variable Insurance Trust.(5)
           (k)        Neuberger & Berman Advisers Management Trust(10)
           (l)        Templeton Variable Products Series Fund.*
           (m)        OCC Accumulation Trust.(6)
     (9)   Services Agreement between The Lincoln National Life Insurance Co. and Delaware
           Management Co.(7)
    (10)   See Exhibit 1(5).
2.         See Exhibit 1(5).
3.         Opinion and Consent of Robert A. Picarello, Esq.*
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of Vaughn Robbins, F.S.A.*
7.         Consent of Ernst & Young LLP, Independent Auditors.*
8.         Not applicable.

 * To be filed by Amendment.
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.
(2) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
(3) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 22, 1998.
(4) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 30, 1998.
(5) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.
(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on May 12, 1998.
(7) Incorporated by reference to Registration Statement on Form S-6 (File No. 33-40745) filed on November 21, 1997.
(8) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on December 30, 1998.
(9) Incorporated by reference to the Registration Statement on Form N-4 (File No. 333-40937) filed on September 3, 1998.
(10) Incorporated by reference to the amendment to the Registration Statement on Form N-4 (File No. 333-04999) filed on September 30, 1998.
(11) Lincoln National Funds (Eleven Separate Agreements):

    LN Aggreessive Growth Fund, Inc., incorporated by reference to Post Effective Amendment No. 8 to the Registration Statement on Form N-1A (File No. 33-70742) filed on April 16, 1999.

    LN Bond Fund, Inc., incorporated by reference to Post Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-80746) filed on April 16, 1999.

    LN Capital Appreciation Fund, Inc., incorporated by reference to Post Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 33-70272) filed on April 16, 1999.

    LN Equity-Income Fund, Inc., incorporated by reference to Post Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 33-71158) filed on April 16, 1999.

    LN Global Asset Allocation Fund, Inc., incorporated by reference to Post Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 33-13530) filed on April 16, 1999.

    LN Growth and Income Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80741) filed on April 16, 1999.

    LN International Fund, Inc., incorporated by reference to Post Effective Amendment No. 11 to the Registration Statement on Form N-1A (File No. 33-38335) filed on April 16, 1999.

    LN Managed Fund, Inc., incorporated by reference to Post Effective Amendment No. 19 to the Registration Statement on Form N-1A (File No. 2-82276) filed on April 16, 1999.

    LN Money Market Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80743) filed on April 16, 1999.

    LN Social Awareness Fund, Inc., incorporated by reference to Post Effective Amendment No. 13 to the Registration Statement on Form N-1A (File No. 33-19896) filed on April 16, 1999.

    LN Special Opportunities Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80731) filed on April 16, 1999.

                                   SIGNATURES

    As required by the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford and the State of Connecticut, on the 12th day of July, 1999.

                                          LINCOLN LIFE FLEXIBLE PREMIUM
                                          VARIABLE LIFE ACCOUNT M
                                          (Name of Registrant)

                                          by:         /s/ GARY W. PARKER

                                            ------------------------------------
                                                       Gary W. Parker
                                                       VICE PRESIDENT
                                            THE LINCOLN NATIONAL LIFE INSURANCE
                                                         COMPANY

                                          THE LINCOLN NATIONAL LIFE INSURANCE
                                          COMPANY
                                          (Name of Depositor)

                                          by:         /s/ GARY W. PARKER

                                            ------------------------------------
                                                       Gary W. Parker
                                                       VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 12, 1999 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

             /s/ GABRIEL L. SHAHEEN*                President, Chief
   -------------------------------------------      Executive Officer and
                Gabriel L. Shaheen                  Director
                                                    (Principal Executive
                                                    Officer)

             /s/ TODD R. STEPHENSON*                Senior Vice President,
   -------------------------------------------      Chief Financial Officer
                Todd R. Stephenson                  and Assistant Treasurer
                                                    (Principal Financial
                                                    Officer)

                /s/ KEITH J. RYAN*                  Vice President,
   -------------------------------------------      Controller
                  Keith J. Ryan                     and Chief Accounting
                                                    Officer
                                                    (Principal Accounting
                                                    Officer)

             /s/ LAWRENCE T. ROWLAND*               Executive Vice President
   -------------------------------------------      and Director
               Lawrence T. Rowland

               /s/ JOHN A. BOSCIA*                  Director
   -------------------------------------------
                  John A. Boscia

             /s/ H. THOMAS MCMEEKIN*                Director
   -------------------------------------------
                H. Thomas McMeekin

             /s/ RICHARD C. VAUGHAN*                Director
   -------------------------------------------
                Richard C. Vaughan

                                          By:         /s/ GARY W. PARKER

                                             -----------------------------------
                                                       Gary W. Parker
                                                ATTORNEY-IN-FACT, PURSUANT TO
                                               A POWER OF ATTORNEY FILED WITH
                                                 THIS REGISTRATION STATEMENT

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company ("Company"), hereby severally constitute and appoint John H. Gotta, Robert A. Picarello, and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Forms N-6, S-6 and/or N-8B-2 (including Amendments to those Registration Statements) which may be filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940, as applicable, on behalf of the Company in its own right or as Depositor for one or more of its Separate Accounts, hereby ratifying and confirming our signatures as they may be affixed by any of these attorneys-in-fact to said Registration Statement(s) or Amendment(s), and hereby revoking any and all Powers of Attorney previously executed for this purpose.

    WITNESS our hands and common seal on this 9th day of July, 1999.

                  SIGNATURE                              TITLE
---------------------------------------------  -------------------------

           /s/ TODD R. STEPHENSON              Senior Vice President,
   --------------------------------------      Chief Financial Officer
             Todd R. Stephenson                and Assistant Treasurer
                                               (Principal Financial
                                               Officer)

              /s/ KEITH J. RYAN                Vice President,
   --------------------------------------      Controller and Chief
                Keith J. Ryan                  Accounting Officer
                                               (Principal Accounting
                                               Officer)
STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               9th of July, 1999.

                                               /s/ Kimberly J. DeLong
                                               -------------------------

                                               Commission Expires:
                                               1/29/2007